Sullivan & Worcester LLP	T 202 775 1200
1666 K Street, NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

April 19, 2013

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Met Investors Series Trust Post-Effective Amendment No. 55 to the Registration Statement SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

On behalf of Met Investors Series Trust (the “Registrant”), this letter sets forth responses to additional oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “Commission”) on April 18, 2013 with respect to Post-Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on March 8, 2013. This letter supplements our April 15, 2013 letter responding to prior comments of the Commission staff. Set forth below is each comment and the Registrant’s response thereto. The following responses supersede the responses to the corresponding comments included in the aforementioned April 15, 2013 letter.

1.	Comment:	Please insert a specific reference to futures contracts in the Derivatives Risk.

	Response:	The Registrant has revised the first sentence of the summary and full Derivatives Risk to read as follows: “The Portfolio may invest in derivatives, including futures contracts, to obtain investment exposure, enhance return or “hedge” or protect its assets from an unfavorable shift in the value or rate of a reference instrument.”

2.	Comment:	Delete the second sentence of the narrative disclosure that begins “Both the bar chart and the table” as it is neither required nor permitted by the Form.

	Response:	The Registrant represents that it will incorporate the requested change as part of the annual update of its Registration Statement next year.

3.	Comment:	Please delete the first paragraph of the Credit and Counterparty Risk, which appears as a related risk in the Principal Risks of Investing in the Portfolio section of the prospectus.

	Response:	The Registrant has deleted the requested paragraph.

EDGAR Operations Branch

April 19, 2013

4.	Comment:	Please include disclosure in the Financial Highlights section that the total returns stated in the Financial Highlights table does not reflect contract charges and that if they did returns would be lower.

	Response:	The Registrant represents that it will include the requested disclosure in the preamble to the Financial Highlights table as part of the annual update of its Registration Statement next year.

5.	Comment:	In accordance with Item 10(a)(1)(ii) of Form N-1A, please disclose in the prospectus the amount received by the subadviser as compensation for the most recent fiscal year.

	Response:	The Registrant did not disclose in the prospectus the amount received by the subadviser as compensation for the most recent fiscal year in reliance on Instruction 3 to Item 10(a)(1). Instruction 3 provides that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” In the 1998 adopting release that accompanied the final amendments to Form N-1A that were adopted that year (IC Rel. No. 23064, Feb. 10, 1998), the Commission discussed the fee presentation permitted by Instruction 3 and the rationale for that presentation. With respect to Instruction 3 to Item 6(a)(1) (now Item 10(a)(1)), the Commission stated that:

“In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund.” (footnotes omitted)

As permitted by Instruction 3 to Item 10(a)(1), the Registrant has disclosed in the prospectus the aggregate advisory fee paid by the Portfolio to its adviser and has included in the Statement of Additional Information disclosure concerning the amount of subadvisory fees paid to the Portfolio’s subadviser. Therefore, the Registrant respectfully declines to disclose in the prospectus the amount received by the Portfolio’s subadviser as compensation for the most recent fiscal year.

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EDGAR Operations Branch

April 19, 2013

The Registrant acknowledges that:

1.	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

2.	the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to call me at (202) 775-1213.

Very truly yours,

/s/ John Chilton

cc:	Andrew L. Gangolf, Esq.
Michael P. Lawlor, Esq.
David C. Mahaffey, Esq.